June 21, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Austin Stephenson

Re:	Regado Biosciences, Inc.
Registration Statement on Form S-1 (File No. 333-188209)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Cowen and Company, LLC and BMO Capital Markets Corp., as representatives of the several underwriters, hereby join Regado Biosciences, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 PM, Eastern Time, on June 24, 2013, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that through the date hereof, the undersigned effected the distribution of approximately 793 copies of the Preliminary Prospectus dated May 29, 2013 (the “Preliminary Prospectus”) to prospective underwriters, institutional investors, dealers, and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Cowen and Company, LLC BMO Capital Markets Corp.

By:	Cowen and Company, LLC

By:	/s/ Andrew Mertz
Name: Andrew Mertz
Title: Managing Director

By:	BMO Capital Markets Corp.

By:	/s/ Lori Begley
Name: Lori Begley
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]